    As filed with the Securities and Exchange Commission on November 14, 2003
                                                   Registration No. 333-________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 ---------------

                                 MATRITECH, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                                04-2985132
   (State or other Jurisdiction                    (I.R.S. Employer
 of Incorporation or Organization)              Identification Number)


                                330 NEVADA STREET
                                NEWTON, MA 02460
                                 (617) 928-0820
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                STEPHEN D. CHUBB
                             Chief Executive Officer
                                 MATRITECH, INC.
                                330 Nevada Street
                                Newton, MA 02460
                                 (617) 928-0820
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                    Copy to:
                               Rufus C. King, Esq.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000

                                 ---------------

         Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                 Proposed Maximum        Proposed Maximum       Amount of
Title of Shares           Amount to be           Offering Price Per      Aggregate Offering     Registration Fee (3)
to be Registered          Registered (1)         Share (2)               Price (2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par    5,802,499              $2.16                   $12,533,398            $1,013.95
value per share
=====================================================================================================================

     (1) Includes up to 1,909,204 shares of the Registrant's common stock issuable upon exercise of warrants issued to the selling securityholders and placement agents on October 15, 2003 and November 6, 2003. This registrant statement also registers such additional shares of the Registrant's common stock as may be come issuable as a result of stock splits, stock dividends or similar transactions.

     (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

     (3) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Matritech, Inc. on the Nasdaq SmallCap Market on November 11, 2003.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

      The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION: DATED NOVEMBER 14, 2003

                                    5,802,499
                                 MATRITECH, INC.
                                    SHARES OF
                                  COMMON STOCK
                            $.01 PAR VALUE PER SHARE

                                 ---------------

         This prospectus covers the sale of up to 5,802,499 shares of our common stock by the selling securityholders listed inside.



         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "NMPS." On November 11, 2003, the last reported sale price for our common stock as reported by Nasdaq SmallCap Market was $2.16 per share.

                                 ---------------

SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR INFORMATION THAT SHOULD BE CONSIDERED BEFORE INVESTING.

                                 ---------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------









                THE DATE OF THIS PROSPECTUS IS NOVEMBER __, 2003.

                                 MATRITECH, INC.

     Matritech, Inc. has developed and now manufactures and markets innovative cancer diagnostic products based on our proprietary nuclear matrix protein technology. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. We have demonstrated that there are differences in the types and amounts of nuclear matrix proteins and other proteins found in cancerous and normal tissue and believe the detection of differences in properly selected proteins provides clinically useful diagnostic information about cellular abnormalities such as cancer. Using our proprietary technology and expertise, we have developed and commercialized non-invasive or minimally invasive cancer diagnostic tests for bladder cancer and have developed and licensed proprietary diagnostic reagents for cervical cancer which are being utilized in the development of a cervical cancer screening system by our licensee. In addition we have programs underway using new technologies such as mass spectrometry to develop additional tests for prostate, breast and colon cancer. Our objective is to develop tests that will be more accurate than existing tests and will result in lower treatment costs and an improved standard of patient care.

     Matritech, Inc. was incorporated in Delaware in 1987. Our executive offices and facilities are located at 330 Nevada St., Newton, Massachusetts 02460, and our telephone number is (617) 928-0820. Matritech, NMP22, NMP48, NMP22 BladderChek, and NMP22 Lab Test Kit are our registered trademarks or trademarks.

                                  RISK FACTORS

     The following risk factors should be considered carefully along with the other information contained or incorporated by reference in this prospectus.

     WE HAVE A HISTORY OF OPERATING LOSSES, ARE CONTINUING TO LOSE MONEY AND MAY NEVER BE PROFITABLE.

     We have incurred operating losses since we began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with our market development. Our accumulated deficit from inception until the end of the last fiscal year is $71,120,587. Our revenue and losses for each of the past three fiscal years are:

                                       2002             2001              2000
                                 ----------       ----------        ----------
      Product Sales              $3,093,729       $2,340,940        $1,245,611
      Losses                     $8,278,274       $8,730,827        $6,836,254

     We expect to continue to incur additional operating losses in the future as we continue to develop new products and seek to commercialize the results of our research and development efforts. Our ability to achieve long-term profitability is dependent upon our success in those development and commercializing efforts. We do not believe we will be profitable in the foreseeable future.

     WE WILL NEED TO OBTAIN ADDITIONAL CAPITAL IN THE FUTURE AND IF WE ARE UNABLE TO OBTAIN SUCH CAPITAL ON ACCEPTABLE TERMS, OR AT THE APPROPRIATE TIME, WE MAY NOT BE ABLE TO CONTINUE OUR EXISTING OPERATIONS.

     We do not currently generate revenues sufficient to operate our business and do not believe we will do so in the foreseeable future. In our fiscal year ended December 31, 2002, we had a net loss of $8.3 million and as of October 31, 2003, we only had $8.1 million of cash and cash equivalents. As a result, we must rely on our ability to raise capital from outside sources in order to continue operations in the long-term. We completed a private placement of our common stock and accompanying warrants in October and November of this year and in March of this year we completed a sale of convertible debentures and accompanying warrants. We are continuously seeking to raise additional capital through various financing alternatives, including equity or debt financings and corporate partnering arrangements. However, we may not be able to raise needed capital on terms that are acceptable to us, or at all.

     The terms of our sale of convertible debentures in March and the sale of our common stock and warrants in October and November of this year greatly restrict our ability to raise capital. Under the terms of our convertible debenture financing, we are prohibited from entering into obligations that are senior to the debentures. Under the terms of our common stock financing, we are prohibited from raising funds through the sale of our common stock or the sale of securities convertible or exercisable into our common stock (with certain limited exceptions) for a period of 90 days after the effective date of the registration statement filed with respect to these financings. The purchasers of the convertible debentures and common stock also have rights to participate in our future financings. These provisions may severely limit our ability to attract new investors and raise additional financing on acceptable terms. In addition, in order to attract such new investors and obtain additional capital, we may be forced to provide rights and preferences to the new investors which are not available to current shareholders.

     If we do not receive an adequate amount of additional financing in the future, we may be unable to meet our payment obligations under the convertible debentures, or we may be required to curtail our expenses or to take other steps that could hurt our future performance, including but not limited to, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations.

     WE HAVE SUBSTANTIALLY INCREASED OUR INDEBTEDNESS AND MAY NOT BE ABLE TO MEET OUR PAYMENT OBLIGATIONS.

     As a result of a sale of convertible debentures in April 2003, we have substantially increased our indebtedness from approximately $475,000 to approximately $4.2 million. In addition, the terms of the sale of the convertible debentures provide for the issuance of up to an additional $3 million in aggregate principal amount of convertible debentures if the volume weighted average price of our stock is at least $2.75 over a period of 15 consecutive trading days, there is an effective registration statement covering the shares underlying the convertible debentures and accompanying warrants already issued. If our stock price meets the required threshold, we are likely, but not certain, to redeem the additional convertible debentures with common stock, which would increase our indebtedness to approximately $7.2 million in principal.

     The convertible debentures permit us to make interest and principal payments in shares of common stock instead of cash, but only if we are not in default under the terms of the debentures, if there is an effective registration statement covering such shares, if the issuance of such shares would not cause the holders to own more than 9.999% of the outstanding shares of our common stock, and if such issuance would not violate Nasdaq marketplace rules. If we are not able to make interest and redemption payments on the debentures in shares of stock, such payments must be made in cash and, unless we are able to raise additional capital from another source, we may not have sufficient funds to make such payments.

     In addition, the convertible debentures require us to pay interest and liquidated damages and may become immediately due and payable at a premium of 120% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

     o    our inability to make payments as they become due;

     o failure to register for resale the shares of common stock underlying the debentures and accompanying warrants within set timeframes;

     o failure to remain listed on any of the Nasdaq SmallCap Market, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market;

     o sale or disposition of our assets in excess of 33% of our total assets;

     o    failure to timely deliver stock certificates upon conversion; and

     o    default on our existing or future liabilities in excess of $150,000.

         If we default under the terms of the convertible debentures, we probably will not be able to meet our payment obligations. In addition, the increased level of our indebtedness could, among other things:

     o make it difficult for us to make payment on this debt and other obligations;

     o    make it difficult for us to obtain future financing;

     o require redirection of significant amounts of cash flow from operations to service our indebtedness;

     o require us to take measures such as the reduction in scale of our operations that might hurt our future performance in order to satisfy our debt obligations; and

     o make us more vulnerable to bankruptcy in the event of a downturn in our business.

     THE OPERATIONS OF OUR EUROPEAN SUBSIDIARY INVOLVE CURRENCY EXCHANGE AND OTHER RISKS.

     Matritech GmbH, our European subsidiary, accounted for approximately 74% of our sales for the fiscal year ended December 31, 2002. Accounts of our European subsidiary are maintained in Euros and are translated into U.S. Dollars. To the extent that foreign currency exchange rates fluctuate in the future, we may be exposed to continued financial risk.

     In addition, although we have integrated the operations of this subsidiary since its acquisition in June 2000, we still must coordinate geographically separate organizations, manage personnel with disparate business backgrounds and conduct business in a different regulatory and corporate culture. It remains to be seen whether the use of this subsidiary to spearhead the marketing effort of our products in Europe will be successful in the long-term.

     WE RELY HEAVILY ON DISTRIBUTORS FOR SALES OF OUR NMP22 PRODUCTS AND IF SUCH SALES DO NOT INCREASE ENOUGH TO COVER OUR OPERATING COSTS, WE WILL CONTINUE TO LOSE MONEY.

     While 61% of our 2002 revenues are attributable to sales of allergy products by our European subsidiary, we expect that our near-term revenue growth will come from sales of our NMP22 Lab Test Kit and NMP22 BladderChek Device. Marketing of our NMP22 products is done primarily through our own salesforce in Europe and through distributors in the rest of the world, including the United States. NMP22 sales made by our own salesforce represent 54% of 2002 NMP22 revenues and distributors account for the rest. Many of these distributors have exclusive or co-exclusive rights to sell our NMP22 products in various geographical areas. Because we generally do not deal directly with customers when selling through distributors, our ability to reach profitability depends in great part on increased sales by these principal distributors.

     We have minimal control over our distributors, and these distributors are under no contractual obligation to purchase our products (although in some cases the agreement may be terminable by us if the distributor does not make specified minimum purchases). The failure or delay by a distributor in selling our products or any material breach of their agreements with us could have significant adverse effects on our future revenues. In addition, we may be unable to enter into additional distribution relationships on favorable terms, if at all.

     We may find it necessary in the future to use our own resources in territories where we have lost, do not have, or do not intend to use third-party distributors. Any such increased internal sales effort will take a considerable amount of time, may not meet with success and may result in excessive expense.

     WE ARE SIGNIFICANTLY EXPANDING OUR OWN SELLING, DISTRIBUTION AND COLLECTION RESOURCES FOR NMP22 PRODUCTS IN THE UNITED STATES.

     We now have the responsibility for sales of NMP22 BladderChek Devices to urologists including invoicing and collecting the revenue from sales. Our internal marketing and sales resources are not presently capable of assuming all of our distributor's responsibilities. With some of the proceeds of our October 2003 financing, we are increasing our sales and marketing expenditures and adding order processing, shipping and collection resources to perform functions which have, until recently, been performed by our U.S. distributor. Matritech has little experience in performing these functions in the United States to support sales directly to physicians. The time and cost to create these resources combined with the risk that they may not be implemented effectively increases the risk that the rate of sales growth for BladderChek will slow or even that sales will decline and we will need additional financings in order to implement our plans.

     In addition, sales of products directly to physicians may result in larger accounts receivable than sales to distributors and increases the risk that accounts receivable will not be collected. Carrying larger accounts receivable balances and assuming greater collection risk may also increase our financing requirements.

     WE COMPETE WITH OTHER METHODS OF DIAGNOSING CANCER THAT ARE IN EXISTENCE OR MAY BE SUCCESSFULLY DEVELOPED BY OTHERS AND OUR TECHNOLOGY MAY NOT PREVAIL.

     Although we are not aware of any other company using nuclear matrix protein technology in commercial diagnostic or therapeutic products, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than we do.

     We expect that our lab test kits and our point-of-care test devices will compete with existing FDA-approved tests, including tests known as BTA, UroVysion and ImmunoCyt bladder cancer tests, which have been approved for monitoring bladder cancer; a test known as CEA, which is used primarily for monitoring colorectal and breast cancers; a test known as CA19.9, which is used primarily for monitoring colorectal and gastric cancers; a test known as PSA, which is used primarily for monitoring and screening prostate cancer; and tests known as TRUQUANT BR RIA, CA15.3 and CA27.29, which are used for monitoring breast cancer; and specimen collection and analysis systems known as ThinPrep (Cytyc) and SurePath (TriPath). We are also aware of a number of companies that have announced that they are engaged in developing cancer diagnostic products based upon oncogene technology. Our diagnostic products will also compete with more invasive or expensive procedures such as minimally invasive surgery, bone scans, magnetic resonance imaging and other IN VIVO imaging techniques. In addition, other companies may introduce competing diagnostic products based on alternative technologies that may adversely affect our competitive position. As a result, our products may become obsolete or non-competitive.

     HEALTHCARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT POLICIES COULD LIMIT THE PER-PRODUCT REVENUES FOR OUR PRODUCTS.

     Our ability to commercialize our planned products successfully will depend in part on the extent to which reimbursement for the cost of our products will be available from government health administration authorities, private health insurers and other third-party payors. In the case of private insurers, the reimbursement of any medical device (or a service based on a medical device) approved either solely for investigational use or for research use is at the discretion of the patient's individual carrier. Even if use of a device has been previously approved for reimbursement, the insurance carrier may decide not to continue to reimburse such use or decrease the reimbursement amount. In addition, even if we are able to successfully sell our products to managed care providers, it is possible that these sales will involve significant pricing pressure and keep our per-product revenues low. If we develop a proprietary lab service we do not expect third party reimbursement until we obtain FDA approval which generates similar information.

     Healthcare reform is an area of continuing attention and a priority of many governmental officials. Certain reform proposals, if adopted, could impose additional limitations on the prices we will be able to charge for our products or the amount of reimbursement available for our products from governmental agencies or third-party payors. While we cannot predict whether any of these legislative or regulatory proposals will be adopted or the effect that these proposals may have on our business, the announcement or adoption of these proposals could hurt our business by reducing demand for our products and could hurt our stock price because of investor reactions.

     The preferences of physicians, hospitals, clinics and other customers may also limit our per-product revenue because their profit expectations when purchasing our product may influence their use and ordering behavior. Physicians have developed an expectation for generating profits when they purchase devices for use in their practice. To the extent that we are not able to price our product to provide such an opportunity, sales of our devices may suffer.

     WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH ADDS TO THE COST AND COMPLEXITY OF OUR BUSINESS, MAY RESULT IN UNEXPECTED DELAYS AND DIFFICULTIES, AND MAY IMPOSE SEVERE PENALTIES FOR VIOLATIONS.

     The FDA and, in some instances, foreign governments, extensively regulate the medical devices that we market and manufacture. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States. Any products that we or our suppliers manufacture or distribute in accordance with FDA approvals are subject to pervasive and continuing regulation by the FDA, including:

     o we and our distributors are required to comply with record keeping requirements and to report adverse experiences with the use of the devices we make and distribute;

     o we are required to register our establishments and list our devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies; and

     o our products are required to be manufactured in accordance with a series of complex regulations known as Good Manufacturing Practices which impose procedural and documentation requirements on us with respect to manufacturing and quality assurance activities.

     If we fail to comply with the FDA's requirements, including those listed above, we may face a number of costly and/or time consuming consequences, including:

     o    fines;

     o    injunctions;

     o    civil penalties;

     o    recall or seizure of products;

     o    total or partial suspension of production;

     o failure of the government to grant premarket clearance or premarket approval for devices;

     o    withdrawal of marketing approvals; and

     o    criminal prosecution.

     The FDA also has the authority to request the repair, replacement or refund of the cost of any device that we manufacture or distribute.

     Labeling and promotional activities are also subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission. For example, our NMP22 Lab Test Kit has received FDA approval and may be promoted by us only as aid in management of patients with bladder cancer or as a diagnostic aid for use for previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket approval has not been obtained. Consequently, we cannot currently promote the NMP22 Lab Test Kit for any unapproved use. If we or our suppliers fail to comply with these manufacturing or promotional requirements, we may face regulatory enforcement action by the FDA that would prevent us or our suppliers from manufacturing or selling our products, hurt our ability to conduct testing necessary to obtain market approval for these products and reduce our potential sales revenues.

     In addition to federal regulations regarding manufacture and promotion of medical devices, we are also subject to a variety of state laws and regulations which may hinder our ability to market our products in those states or localities. Manufacturers in general are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations in the future, which could increase future losses or reduce future profitability.

     OUR INABILITY TO DEVELOP AND COMMERCIALIZE ADDITIONAL PRODUCTS MAY ADVERSELY AFFECT OUR ABILITY TO ACHIEVE PROFITABILITY.

     We believe that our ability to achieve profitability in the future is greatly dependent on producing additional revenue-generating products. Other than the NMP22 products and allergy diagnostic products distributed by our European subsidiary, Matritech GmbH, all of our products are under development and are not expected to generate revenue for some time, if at all. If we are unable to successfully develop and commercialize other products, the future prospects for our business, sales and profits will be materially impaired. In addition, if we are unable to develop and commercialize additional products and diversify our revenue streams, greater pressure will be placed on the performance of existing products and our business success will be directly related to success or failure of these few products.

     WE MAY INCUR SUBSTANTIALLY GREATER COSTS AND TIMING DELAYS THAN WE CURRENTLY EXPECT IN THE DEVELOPMENT PROCESS.

     From time to time, we have encountered unexpected technical obstacles and may encounter additional ones in the course of the development process that we may not be able to overcome or may only overcome if we expend additional funds and time. For example, in 1997 we elected to terminate development of a blood-based lab test kit for PC1, a candidate marker for prostate cancer due to unexpected difficulties. Despite encouraging initial results from an earlier low throughput research testing method, we were unable to develop such a kit for use in testing prostate cancer patients even when we employed 1997 state-of-the-art detection methods. We have subsequently announced that a different protein (NMP48) discovered using a different research method, would be the primary candidate in our prostate cancer program. More recently, we and others have observed that the testing methodologies of a low throughput research instrument are not readily reproducible or transferable to a high throughput instrument. This has required us to try a number of changes in our procedures to improve controls, reproducibility and costs in order to measure these proteins using a high throughput instrument. Such unanticipated changes in our technology and procedures may result in products or services that do not perform at all or do not perform as well as the results reported using our discovery research procedure.

     THE RESEARCH RESULTS WE OBTAIN IN THE LABORATORY FREQUENTLY CANNOT BE REPLICATED IN CLINICAL TRIALS.

     Investors should not expect products that we commercialize to perform as well as preliminary discovery research results in the small numbers of samples reported by us. In large-scale clinical trials, such as those required by the FDA, we expect to encounter greater variability and risks including but not limited to:

     o    obtaining acceptable specimens from patients and healthy individuals;

     o testing a much larger population of individuals than we tested in early discovery which will be likely to demonstrate the inherent biologic variability;

     o preparing the specimens properly for testing using lower cost, high throughput methods which may be less reliable than those used in early discovery; and

     o developing an economic and reproducible test method for the substance to be measured.

     We believe that testing the final product in a clinical setting will result in product performance which may not be as accurate as the results reported from the discovery phase. Therefore, the best comparative data to be used in evaluating our product development programs are the results of physician trials of commercial products such as those reported since 1996 for products based on NMP22.

     WE HAVE NO DEMONSTRATED SUCCESS IN DEVELOPING PROPRIETARY LAB PROCEDURES AS A PROFITABLE SERVICE BUSINESS AND ANY FUTURE SUCCESS WILL BE DEPENDENT UPON SATISFACTION AND APPROVAL OF OUR CLINICAL LAB PARTNERS.

     We believe the future success of our business will depend not only on the successful commercialization of our lab test kits and point-of-care devices, but also in part upon developing a service business based on proprietary laboratory procedures which will be custom designed to the instrumentation and techniques of a specific clinical laboratory to measure clinically useful proteins. We are currently working on development of such proprietary laboratory procedures using our technologies for prostate and breast cancer, but we have no demonstrated success in this area. In addition, because we expect that use of our proprietary lab procedures will likely be confined to a limited number of licensed clinical laboratories who would be expected to invest in the development and marketing of a lab testing service specific to their equipment, processes and personnel, the success of these procedures will be dependent upon acceptance by the applicable laboratories. Although we may complete our product development efforts to our satisfaction, we may not obtain the agreement and approval from our clinical lab partner that the technology works adequately in their laboratory environment or that it has the medical performance and information value that they originally expected. Because proprietary laboratory procedures utilize technologies which are, by their nature, more sensitive and more operator dependent than the technologies involved in products such as lab test kits and point-of-care test devices, the risks regarding successful commercial acceptance are increased in this area.

     WE HAVE NO DEMONSTRATED SUCCESS IN DEVELOPING CELLULAR ANALYSIS SYSTEMS AND ANY FUTURE SUCCESS IN THIS AREA WILL BE HIGHLY DEPENDENT UPON SYSMEX.

     We believe the future success of our business will also depend, in part, upon Sysmex Corporation developing a satisfactory Cellular Analysis System to be used to measure clinically useful cervical cancer proteins. Even if Sysmex completes its product development efforts to their satisfaction, they are expected to face significant obstacles (including but not limited to those set forth in the following paragraph) in developing a system which will be approved by the FDA and selling such systems to pap smear laboratories at a satisfactory price. Our success in cervical cancer Cellular Analysis Systems is almost completely dependent on the success of Sysmex in utilizing our technology and on their ability to educate physicians, patients, insurers and their distributors about the medical utility of their new products. Even if they successfully educate the market, competing products may prevent them from gaining wide market acceptance.

     SUCCESSFUL TECHNICAL DEVELOPMENT OF OUR PRODUCTS DOES NOT GUARANTEE SUCCESSFUL COMMERCIALIZATION.

     We may successfully complete technical development for one or all of our product development programs, but still fail to develop a commercially successful product for a number of other reasons, such as the following:

     o    failure to obtain the required regulatory approvals for their use;

     o    prohibitive production costs;

     o    clinical trial results might differ from discovery phase data; and

     o    variation of perceived value of products from physician to physician.

     Our success in the market for the diagnostic products we develop will also depend greatly on our ability to educate physicians, patients, insurers and our distributors on the medical utility of our new products. Even if we successfully educate the market, competing products may prevent us from gaining wide market acceptance.

     IF WE ARE UNABLE TO MANUFACTURE THE PRODUCT VOLUMES WE NEED, WE WILL BE UNABLE TO ACHIEVE PROFITABILITY.

     We have been manufacturing and assembling our test kits for commercial sales since 1995 but have not yet manufactured these products in the large volumes which will eventually be necessary for us to achieve profitability. We may encounter difficulties in scaling up production of new products, including problems involving:

     o    production yields;

     o    quality control and assurance;

     o    component supply; and

     o    shortages of qualified personnel.

     These problems could make it very difficult to produce sufficient product to satisfy customer needs and could result in customer dissatisfaction. We may not be able to achieve reliable, high-volume manufacturing at a commercially reasonable cost. In addition, numerous governmental authorities extensively regulate our manufacturing operations. Failure to satisfy our future manufacturing needs could result in decreased sales, loss of market share and potential loss of certain distribution rights.

     IF WE LOSE THE SERVICES OF OUR SUPPLIERS OR ASSEMBLERS FOR ANY REASON IT MAY BE DIFFICULT FOR US TO FIND REPLACEMENTS AND WE MAY BE UNABLE TO MEET CUSTOMER COMMITMENTS.

     We currently assemble our NMP22 Lab Test Kits ourselves in our Newton facility but we rely on subcontractors for certain components and processes for these lab test kits. A contract manufacturer produces and assembles our NMP22 BladderChek Device for us. We do not have alternative suppliers for units of the NMP22 BladderChek Device or for those key NMP22 Lab Test Kit components and processes provided by subcontractors. If the units or components from these suppliers or the services of these assemblers should become unavailable for any reason, including their failure to comply with FDA regulations, we would need to seek alternative sources of supply or assembly. In order to maintain the FDA acceptance of our manufacturing process, we would have to demonstrate to the FDA that these alternative sources of supply are equivalent to our current sources. Although we attempt to maintain an adequate level of inventory to provide for these and other contingencies, if our manufacturing processes are disrupted as a result of a shortage of key components, a revalidation of new components or the failure of an assembler to meet our requirements, we may be unable to meet our commitments to customers. Our failure or delay in meeting our commitments could cause sales to decrease, market share to be lost permanently, and could result in significant expenses to obtain alternative sources of supply or assembly with the necessary facilities and know-how.

     OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, AND WE MAY BE HELD LIABLE FOR ANY ACCIDENTAL INJURY FROM THESE HAZARDOUS MATERIALS.

     Our research and development and assembly activities involve the controlled use of hazardous materials, including carcinogenic compounds. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result, and significant and unexpected costs, including costs related to liabilities and clean-up, costs from increased insurance premiums or inability to obtain adequate insurance at a reasonable price and costs from loss of operations during clean-up.

     IF THE PRODUCTS WE DISTRIBUTE WHICH ARE MADE BY OTHER COMPANIES SHOULD BECOME UNAVAILABLE OR NOT MEET QUALITY STANDARDS, WE MAY BE UNABLE TO MEET CUSTOMER NEED.

     If products we distribute, but do not manufacture, should become unavailable for any reason, including their failure to meet necessary quality or performance standards, we would need to seek alternative sources of supply. If we are unable to find alternative sources of an equivalent product we may be required to cease distribution of this type of product, which could cause sales to decrease and market share to be lost permanently. Furthermore, if products which we distribute, but do not manufacture, should be found faulty, we may be sued for product-related liabilities, such as loss of reputation of the parties who purchased the products and provided incorrect information as a result of their use.

     IF WE ARE SUED FOR PRODUCT-RELATED LIABILITIES, THE COST COULD BE PROHIBITIVE TO US.

     The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability, and third parties may successfully assert product liability claims against us. Although we currently have insurance covering our products, we may not be able to maintain this insurance at acceptable costs in the future, if at all. In addition, our insurance may not be sufficient to cover large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources and potential negative publicity and reduced demand for our product.

     IF OUR INTELLECTUAL PROPERTY IS NOT ADEQUATELY PROTECTED, WE COULD LOSE OUR ABILITY TO COMPETE IN THE MARKETPLACE.

     Protection of our intellectual property is necessary for the success of our products. Patent protection can be limited and not all intellectual property is or can be patent protected. We rely on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect the proprietary rights in our current and planned products. We have little protection where we must rely on trade secrets and nondisclosure agreements and our competitors independently develop technologies that are substantially equivalent or superior to our technology. If our competitors develop such technology and are able to produce products similar to or better than ours, our market share could be reduced and our revenue potential may decrease.

     While we have obtained patents where advisable, patent law relating to the scope of certain claims in the biotechnology field is still evolving. In some instances we have taken an aggressive position in seeking patent protection for our inventions and in those cases the degree of future protection for our proprietary rights is uncertain. In addition, the laws of certain countries in which our products are, or may be, licensed or sold do not protect our products and intellectual property rights to the same extent as the laws of the United States.

     IF OUR INTELLECTUAL PROPERTY INFRINGES ON THE RIGHTS OF OTHERS, WE MAY BE FORCED TO MODIFY OR CEASE PRODUCTION OF OUR PRODUCTS.

     We believe that the use of the patents for nuclear matrix protein technology owned by us or licensed to us, and the use of our trademarks and other proprietary rights, do not infringe upon the proprietary rights of third parties. However, we may not prevail in any challenge of third-party intellectual property rights, and third parties may successfully assert infringement claims against us in the future. In addition, we may be unable to acquire licenses to any of these proprietary rights of third parties on reasonable terms. If our intellectual property is found to infringe upon other parties' proprietary rights and we are unable to come to terms with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products all together.

     WE MAY NEED TO STOP SELLING OUR POINT-OF-CARE DEVICES IF WE CANNOT OBTAIN A LICENSE OR A WAIVER TO USE THE TEST STRIP TECHNOLOGY.

     We have developed a point-of-care product which uses test strips composed of an absorbent material that will soak up urine from a small reservoir at one end of the container housing the test strip and expose the urine to chemicals and antibodies arranged on the surface of or imbedded in the test strip. After a short period of time and after a reaction with our proprietary antibodies, a test result will appear in a window located on the container housing the test strip. The manufacture, use, sale, or import of point-of-care products which include this test strip technology in certain jurisdictions will require us to obtain patent licenses. We are currently selling point-of-care tests and are attempting to obtain an appropriate licenses or waivers. If we are unable to obtain patent licenses to permit us to make, use, sell, or import such products in the United States or in certain other jurisdictions, we will have to stop selling the point-of-care product until the expiration of the relevant patents or until we are able to arrive at a design solution that uses a different technology. In addition, we may also be subject to litigation that seeks a percentage of the profit we have made from the sale of our point-of-care tests. We have accrued royalties on sales of the point-of-care device based on our estimates of customary royalty rates but have received no assurances that such accruals will be adequate to pay any royalties due if and when we complete a licensing agreement.

     IF WE LOSE OR ARE UNABLE TO RECRUIT AND RETAIN KEY MANAGEMENT AND SCIENTIFIC PERSONNEL, WE MAY BE UNABLE TO ACHIEVE OUR OBJECTIVES IN A TIMELY FASHION.

     We need to attract and retain a highly qualified scientific and management team. We have at any given time only about fifty employees. While no individual is irreplaceable, the loss of multiple members of our key personnel, such as our scientists, at the same time or within close proximity of each other, or the failure to recruit the necessary additional personnel when needed with specific scientific qualifications and on acceptable terms might harm our product and research and development efforts and impede our business objectives. We face intense competition for qualified scientific personnel from other companies, research and academic institutions, government entities and other organizations.

     Our success is also greatly dependent on the efforts and abilities of our management team. The simultaneous loss of multiple members of senior management might delay achievement of our business objectives due to the time that would be needed for their replacements to be recruited and become familiar with our business.

     MARKET VOLATILITY AND FLUCTUATIONS IN OUR STOCK PRICE AND TRADING VOLUME MAY CAUSE SUDDEN DECREASES IN THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK.

     The market price of our common stock has historically been, and we expect it to continue to be, volatile. This price has ranged between $3.00 and $1.55 in the fifty-two week period prior to November 11, 2003. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly influence the market price of our common stock. For example, in the past our stock price has been affected by announcements of clinical trial results and technical breakthroughs at other biotechnology companies. Our stock price has also been affected by our own public announcements regarding such things as quarterly earnings, regulatory agency actions and corporate partnerships. Consequently, events both within and beyond our control, may cause shares of Matritech stock to lose their value rapidly.

     In addition, sales of a substantial number of shares of our common stock by stockholders could adversely affect the market price of our shares. In fiscal year 2002, our shares had an average daily trading volume of only approximately 71,000 shares. In connection with our recent sale of convertible debentures and accompanying warrants, we have filed a resale registration statement covering up to 5,371,332 shares for the benefit of our investors. We have also filed resale registration statements in connection with previous private placements. The actual or anticipated resale by such investors under this and other registration statements may depress the market price of our common stock. Bulk sales of shares of our common stock in a short period of time could also cause the market price for our shares to decline.

     FUTURE FINANCINGS WILL RESULT IN ADDITIONAL DILUTION OF THE OWNERSHIP INTEREST OF OUR EXISTING INVESTORS AND MAY HAVE AN ADVERSE IMPACT ON THE PRICE OF OUR COMMON STOCK.

     We will need to raise additional capital in the future to continue our operations. Any future equity financings will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock. We have obtained shareholder approval to conduct a second closing of the sale of our convertible debentures and accompanying warrants if we elect to do so and our stock maintains a certain price. If we issue any other equity securities, our existing stockholders' percentage ownership will proportionately decrease and our stock price may decline as a result of the increase in the number of total outstanding shares.

     In addition, the terms of the convertible debentures provide for anti-dilution adjustments. On October 15, 2003, we completed a sale of 3,593,893 shares of our common stock and warrants to purchase 1,257,861 shares of our common stock at a price of $2.45 per share. This sale has been deemed to be a dilutive issuance under the terms of the convertible debentures. We will now have to issue 713,012 more shares to convert the convertible debentures into our common stock and the price to exercise the accompanying warrants is now $1.67 per share. If we do a future financing at a price less than $1.67 per share the conversion rate of the debentures will be adjusted down to 112% of that decreased price and additional shares of our common stock would be issuable upon such conversion. The terms of the warrants sold in connection with the convertible debentures also provide for anti-dilution protection, so that the exercise price for such warrants would be adjusted down to the decreased price in the event of a dilutive financing, or on a weighted-average basis if there are no longer any convertible debentures outstanding. The issuance of additional shares upon conversion of the debentures would result in further dilution of the ownership interest of our other existing investors, and that and the decrease in the warrant exercise price may cause a decline in our stock price.

     IF A DECLINE IN OUR SHARE PRICE CAUSES THE TOTAL MARKET VALUE OF OUR STOCK TO DROP BELOW $35 MILLION, WE MAY BE DELISTED FROM THE NASDAQ SMALLCAP MARKET WHICH WILL AFFECT YOUR ABILITY TO BUY OR SELL SHARES OF OUR STOCK AND MIGHT PLACE US IN DEFAULT UNDER THE TERMS OF OUR CONVERTIBLE DEBENTURES.

     Our common stock is currently listed on the Nasdaq SmallCap Market. In order to remain listed on the Nasdaq SmallCap Market, we must, among other things have a market value of listed securities of $35 million. As of November 6, 2003, we had 36,075,368 shares outstanding, so we would need to maintain a minimum share price of at least $.98 in order to meet the market value requirement and, in any event, a minimum bid price of $1.00 in order to meet another Nasdaq listing requirement. Although our last reported share price as of November 11, 2003 was $2.16, it was briefly below $1.00 on September 28, 2001, was only $1.46 (daily low) as recently as October 8, 2002 and may drop below $1.00 again. If this happens for an extended period of time, our shares may be delisted from the Nasdaq SmallCap Market.

     If our stock is not listed on at least one of the Nasdaq SmallCap Market, the Nasdaq National Market, the New York Stock Exchange or the American Stock Exchange for a period of more than ten trading days it may trigger an event of default under the terms of our convertible debentures. An event of default would result in our having to pay 120% of the remaining principal plus accrued interest and damages and, unless we obtained additional financing from another source, it is unlikely that we would have sufficient capital to make such payments.

     CONVICTION OF OUR PREVIOUS AUDITING FIRM MEANS THAT WE WILL NOT BE ABLE TO OBTAIN A CONSENT FOR INCLUSION OF THEIR AUDITOR REPORT IN FUTURE SEC FILINGS.

     Prior to July 17, 2002, Arthur Andersen LLP served as our independent auditors. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation and on June 15, 2002, Arthur Andersen was found guilty and subsequently has ceased practicing before the SEC. On July 17, 2002, we dismissed Arthur Andersen and retained PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ended December 31, 2002. SEC rules require us to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen's consent to our inclusion of Arthur Andersen's audit report in those filings. In light of the cessation of Arthur Andersen's practice, we will not be able to obtain the consent of Arthur Andersen to the inclusion of Arthur Andersen's audit report in our future filings. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances, but purchasers of securities sold under our registration statements which were not filed with the consent of Arthur Andersen to the inclusion of Arthur Andersen's audit report will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act of 1933 and therefore the purchasers' right of recovery under that section may be limited as a result of the lack of our ability to obtain Arthur Andersen's consent.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements which involve risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, risks related to unforeseen technical obstacles in completing development of new products, unforeseen delays in, or denials of, FDA or other regulatory approvals, future product demand and pricing, performance of distributors and partners, competitive products and technical developments, health care reform and general business and economic conditions and those other risks detailed in our filings with the Securities and Exchange Commission, including those described above.

                                 USE OF PROCEEDS

     We will receive no part of the proceeds from the sale of any of the shares by any of the selling securityholders although we may receive $2.70 per share upon exercise of the warrants for 125,786 shares, $2.45 per share upon exercise of the warrants for 1,362,651 shares, $1.84 per share upon exercise of the warrants for 359,390 shares, $1.67 per share upon exercise of the warrants for 61,377 shares, all issued on October 15, 2003 (with the exception of $2.45 per share upon exercise of warrants for 104,790shares which were issued on November 6, 2003).

                            SELLING SECURITY HOLDERS

     The selling securityholders have acquired the shares of common stock offered under this prospectus from us in a private placement that closed on October 15, 2003 and in a private placement that closed on November 6, 2003. The selling securityholders may also acquire the shares of common stock offered under this prospectus upon exercise of warrants for 125,786 shares at an exercise price of $2.70 per share, 1,362,651 shares at an exercise price of $2.45 per share, 359,390 shares at an exercise price of $1.84 per share and 61,377 shares at an exercise price of $1.67 per share. The following table sets forth information as of November 6, 2003 with respect to the shares of common stock of Matritech beneficially held by each selling securityholder. Upon the acquisition of our shares, any of the selling securityholders, their transferees and their distributees may offer to sell the shares they acquire from the Company from time to time under Rule 415 of the Securities Act. See "Plan of Distribution."

     The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to Matritech by the selling securityholders.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable by us to a person pursuant to options or warrants which may be exercised within 60 days of May 28, 2003 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

     In calculating the percentage of shares beneficially owned by each selling securityholder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of November 6, 2003 which includes: 36,075,368 shares of common stock outstanding as of November 6, 2003 and all shares of common stock issuable upon the exercise of options and warrants which may be exercised by that selling securityholder within 60 days of November 6, 2003.

                                                 Number of               Number of        Number of Shares
                                      Shares Beneficially Owned Prior     Shares      Beneficially Owned After
                                                to Offering             Offered(1)            Offering
                                      -------------------------------   ----------    ------------------------
Name                                     Number        Percent (1)                     Number      Percent(1)
----                                     ------        -------                         ------      -------

Omicron Master Trust                    2,285,427(2)     4.9%          2,285,427(2)       0            0

Midsummer Investment, Ltd.              1,506,689(3)     4.1%          1,506,689(3)       0            0

Islandia, L.P.                            811,721(4)     2.2%            811,721(4)       0            0

David Enzer                               159,416(5)       *              61,377(5)       0            0

Promed Partners LP                        452,465(6)       *             452,465(6)       0            0

Promed Offshore Fund Ltd.                 72,985(7)        *              72,985(7)       0            0

Otape Investments LLC                     161,676(8)       *             161,676(8)       0            0

Bluegrass Growth Fund LP                  202,096(9)       *             202,096(9)       0            0

Incap Company Ltd.                        202,096(10)      *             202,096(10)      0            0

Vertical Ventures Investments LLC         202,095(11)      *             202,095(11)      0            0


     (1) The number of shares of Common Stock deemed outstanding includes (i) 36,075,368 shares of Common Stock outstanding as of November 6, 2003 and (ii) all common stock underlying options, warrants and other convertible securities which are exercisable or convertible within 60 days of November 6, 2003 by the person or entity in question. The warrants contractually limit each selling security holder's right to exercise the warrants to the extent such selling security holder's beneficial ownership exceeds 4.9% of the company's then issued and outstanding shares of Common Stock.

     (2) Includes: (i) 209,581 shares of Common Stock issuable upon exercise of warrants (ii) 1,604,278 shares of Common Stock issuable upon conversion of convertible debentures previously issued by Registrant to Omicron and (iii) 411,765 shares of Common Stock issuable upon exercise of warrants issued in connection with the convertible debentures. The convertible debentures and warrants issued to Omicron contractually limit Omicron's right to warrants to the extent Omicron's beneficial ownership exceeds 4.9%. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.


     (3) Includes: (i) 146,707 shares of Common Stock issuable upon exercise of warrants, (ii) 748,663 shares of Common Stock issuable upon conversion of convertible debentures acquired from the Registrant in a previous offering and,
(iii) 192,157 shares of Common Stock issuable upon exercise of warrants issued in connection with the convertible debentures. The convertible debentures and warrants of the Registrant owned by Midsummer Capital LTD contractually limit Midsummer's right to convert or exercise the debentures or warrant to the extent Midsummer's beneficial ownership exceeds 4.9%. These shares are beneficially owned by Midsummer Capital, LTD. and its affiliates. Michel A. Amsalem is the President of Midsummer Capital, LLC, the investment advisor of Midsummer Investment, LTD., and has sole voting and dispositive power with respect to shares held by Midsummer Investment, LTD. Mr. Amsalem disclaims beneficial ownership of the shares held by Midsummer Investment, LTD.

     (4) Includes: (i) 73,353 shares of Common Stock issuable upon exercise of warrants, (ii) 320,856 shares of Common Stock issuable upon conversion of convertible debentures acquired from the Registrant in a previous offer and
(iii) 82,353 shares of Common Stock issuable upon exercise of warrants issued in connection with the convertible debentures. These shares are beneficially owned by Islandia, L.P. and its affiliates. Richard Berner is the President of John Lang, Inc., the general partner of Islandia, L.P., and has sole voting and dispositive power with respect to shares held by Islandia, L.P. Mr. Berner disclaims beneficial ownership of the shares held by Islandia, L.P.

     (5) Includes 146,707 shares of Common Stock issuable upon exercise of warrants.

     (6) Includes 117,306 shares of Common Stock issuable upon exercise of warrants.

     (7) Includes 18,922 shares of Common Stock issuable upon exercise of warrants.

     (8) Includes 41,966 shares of Common Stock issuable upon exercise of warrants.

     (9) Includes 52,395 shares of Common Stock issuable upon exercise of warrants.

    (10) Includes 52,395 shares of Common Stock issuable upon exercise of warrants.

    (11) Includes 52,395 shares of Common Stock issuable upon exercise of warrants.

Table continued from previous page....

                                                             Number of               Number of        Number of Shares
                                                  Shares Beneficially Owned Prior     Shares      Beneficially Owned After
                                                            to Offering             Offered(1)            Offering
                                                  -------------------------------   ----------    ------------------------
Name                                                 Number        Percent (1)                     Number      Percent(1)
----                                                 ------        -------                         ------      -------



Bristol Investment Fund, Ltd.                        282,934(12)         *           282,934(12)      0            0

JP Morgan Ireland PLC as Custodian to Finsbury        40,419(13)         *            40,419(13)      0            0
Universal Life Sciences

Crescent International Ltd.                          384,000(14)         *           324,000(14)      0            0

HSBC Republic                                        202,095(15)         *           202,095(15)      0            0

Headwaters Holdings LLC                              242,514(16)         *           242,514(16)      0            0

Langley Partners, L.P.                               405,000(17)         *           405,000(17)      0            0

Alpha Capital Aktiengesellschaft                     242,515(18)         *           242,515(18)      0            0

Gamma Opportunity Capital Partners, LP               161,677(19)         *           161,677(19)      0            0

Roth Capital Partners, LLC                           242,588(20)         *           242,588(20)      0            0

Sands Brothers International Ltd.                    242,588(21)         *           242,588(21)      0            0

Global Damon Pharma                                  404,192(22)         *           404,192(22)      0            0

      TOTAL                                        8,907,188          11.2         8,809,149          0            0


------------------------------------

     (12) Includes 73,353 shares of Common Stock issuable upon exercise of warrants.

     (13) Includes 10,479 shares of Common Stock issuable upon exercise of warrants.

     (14) Includes 84,000 shares of Common Stock issuable upon exercise of warrants.

     (15) Includes 52,395 shares of Common Stock issuable upon exercise of warrants.

     (16) Includes 62,874 shares of Common Stock issuable upon exercise of warrants.

     (17) Includes 105,000 shares of Common Stock issuable upon exercise of warrants.

     (18) Includes 62,874 shares of Common Stock issuable upon exercise of warrants.

     (19) Includes 41,916 shares of Common Stock issuable upon exercise of warrants.

     (20) All shares of Common Stock issuable upon exercise of warrants.

     (21) All shares of Common Stock issuable upon exercise of warrants.

     (22) Includes 104,790 shares of Common Stock issuable upon exercise of warrants.

      *   Indicates less than 1%

     In connection with Matritech's October 2003 private placement, Sands Brothers International Ltd., Roth Capital Partners, LLC and Century Capital served as placement agents on behalf of Matritech. David Enzer is affiliated with Century Capital. For those placement agent services, Sands Brothers International Ltd., Roth Capital Partners, LLC and Mr. Enzer were issued warrants to purchase common stock and cash commissions. Century Capital also served as the placement agent for our April 2003 private placement agent, for which Mr. Enzer was issued a warrant and Century Capital received a cash commission. In connection with Matritech's November 6, 2003 private placement, the purchaser, Global Damon Pharma, is a distributor of Matritech products in the Far East.

     Except as set forth above, to the best of our knowledge, none of the selling securityholders had any material relationship with Matritech or any of its affiliates within the three-year period ending on the date of this prospectus.

                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o    settlement of short sales

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed the Company that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     The Company is required to pay all fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     The Company will not receive any part of the proceeds from the sale of these shares by any of the selling securityholders although we may receive, subject to certain anti-dilution adjustments, $2.70 per share upon exercise of the warrants for 125,786 shares, $2.45 per share upon exercise of the warrants for 1,362,651 shares, $1.84 per share upon exercise of the warrants for 359,390 shares and $1.67 per share upon exercise of the warrants for 61,377 shares issued as part of the private placement.

     In order to comply with the securities laws of individual states, if applicable, the shares of our common stock offered under this prospectus will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states these shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The selling securityholders are not restricted as to the price or prices at which they may sell the shares of our common stock offered under this prospectus. Sales of shares at less than the market price may depress the market price of our stock. Moreover, the selling securityholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time which may also depress the market price of our stock.

     Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares of our common stock offered under this prospectus may not simultaneously engage in market making activities with respect to the shares for a period of time prior to the commencement of the distribution. In addition, each selling securityholder will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including, but not limited to, Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling securityholder.

     There is no assurance that any selling securityholder will sell any or all of the shares described in this prospectus and may transfer, devise or gift these securities by other means not described in this prospectus.

     We are permitted to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the Securities and Exchange Commission and similar events.

                                  LEGAL MATTERS

     Several legal matters with respect to the shares of our common stock offered under this prospectus will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS

         The consolidated financial statements for the years ended December 31, 2001 and 2000 that are incorporated by reference in this Prospectus and elsewhere in the registration statement were audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as having been experts in giving these reports. However, as a result of the cessation of Arthur Andersen's practice, we have not been able to obtain the consent of Arthur Andersen to our inclusion of Arthur Andersen's audit report herein. Please see page 15 of this prospectus with respect to disclosure concerning our previous auditing firm and risks associated with the inability to obtain such consent.

         The consolidated financial statements for the year ended December 31, 2002 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act, and in accordance with those requirements file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the Commission under the informational requirements of the Securities Exchange Act at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the Commission's Public Reference Room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http: //www.sec.gov. Our Web site is http:
//www.matritech.com. Information contained on our Web site is not a part of this prospectus.

     We have filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding Matritech and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission's office upon payment of the prescribed fees.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the Commission, File No. 001-12128, are incorporated by reference in this prospectus, except as superseded or modified by this prospectus:

1. Our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed under the Securities Exchange Act.

2. Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003 filed under the Securities Exchange Act and filed on May 15, 2003, August 7, 2003 and November 13, 2003 respectively.

3. Our current reports on Form 8-K as filed on April 1, 2003, October 16, 2003 and November 3, 2003.

4. The description of our common stock, $.01 par value per share, contained in the section entitled "Description of Registrant's Securities to be Registered" contained in our registration statement on Form 8-A filed with the Commission on March 10, 1992, including any amendment or report filed for the purpose of updating the description of our common stock.

     All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering made under this prospectus are incorporated by reference in this prospectus and made a part of this prospectus from the date we file the documents with the Commission. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to Matritech, Inc., Attention: Chief Financial Officer, 330 Nevada Street, Newton, Massachusetts 02460, telephone (617) 928-0820.

==================================================================================================================================

You should rely only on the information contained in this prospectus or                            5,802,499 SHARES
information specifically incorporated by reference in this prospectus. We have
not authorized anyone to provide you with information that is different. Neither                          OF
the delivery of this prospectus, nor any sale made hereunder, shall create any
implication that the information in this prospectus is correct after the date                        COMMON STOCK
hereof. This prospectus is not an offer to or solicitation of any person in any
jurisdiction in which such offer or solicitation is illegal.                                              OF

                                                                                                    MATRITECH, INC.




                        ----------------------                                                     -----------------
                           TABLE OF CONTENTS                                                          PROSPECTUS
                        ----------------------                                                     -----------------

                                                                                                         Page

Risk Factors.............................................................                                   2
Forward-Looking Statements...........................................                                      15
Use of Proceeds..........................................................                                  15
Selling Securityholders..................................................                                  15
Plan of Distribution.....................................................                                  16
Legal Matters............................................................                                  18
Experts..................................................................                                  18
Where You Can Find More Information......................................                                  18
Documents Incorporated by Reference......................................                                  19
                                                                                                  November __ , 2003

==================================================================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses incurred by Matritech in connection with the issuance and distribution of the securities being registered are estimated as follows, subject to future contingencies:

                                                                         Amount
                                                                         -------

Securities and Exchange Commission registration fee  ...............     $ 1,014
Nasdaq Additional Listing fee  .....................................     $ 2,500
Legal fees and expenses  ...........................................     $75,000
Accounting fees and expenses  ......................................     $10,000
Miscellaneous     ..................................................     $ 2,000

                  Total.............................................     $90,514

         None of the above expenses will be paid by the selling securityholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to the provisions of Section 145 of the Delaware General Corporation Law ("DGCL") the Company has the power to indemnify certain persons, including its officers and directors, under stated circumstances and subject to certain limitations, for liabilities incurred in connection with services performed in good faith for the Company or for other organizations at the request of the Company.

     Article Seventh of the Company's Amended and Restated Certificate of Incorporation, as amended, provides that no director of the Company shall be liable for monetary damages for breach of fiduciary duty, except to the extent that the DGCL prohibits the elimination of liability of directors for breach of fiduciary duty.

     Article Twelfth of the Company's Amended and Restated Certificate of Incorporation, as amended, provides that a director or officer of the Company
(a) shall be indemnified by the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses.

     Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Article Twelfth of the Company's Amended and Restated Certificate of Incorporation, as amended, further provides that the indemnification provided therein is not exclusive and provides that in the event that the DGCL is amended to expand or limit the indemnification permitted to directors or officers, the Company must indemnify those persons to the fullest extent permitted by such law, as so amended.

     In addition to the indemnification provided by Section 145 of the DGCL, the Company has entered into an Indemnity Agreement with each of its directors pursuant to which the Company agrees to indemnify that director for (1) all expenses, liabilities, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any legal action, suit or proceeding against the director by reason of the fact that he was an agent of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceedings had no reasonable cause to believe his conduct was unlawful, and (2) all expenses incurred in connection with the investigation, defense, settlement or appeal of any legal action or proceeding brought against the director by or in the right of the Company by reason of any action taken or not taken by him in his capacity as a director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. The Company is not obligated under the terms of the Indemnity Agreements to indemnify its directors (a) for expenses or liabilities paid directly to the directors by directors' and officers' insurance, (b) on account of any claims against the directors for an accounting of profits made from the purchase or sale by directors of securities of the Company pursuant to Section 16(b) of the Securities Exchange Act, as amended, (c) if indemnification would not be lawful.

ITEM 16. EXHIBITS.

Exhibit No.          Description of Exhibit
-----------          ----------------------
    4.1              Specimen Common Stock Certificate (filed as Exhibit 4.2 to Matritech's Registration Statement
                     No. 33-46158 on Form S-1 and incorporated herein by reference).

    4.2              Common Stock and Warrant Purchase Agreement (filed as
                     Exhibit 4.1 to Matritech's Current Report on Form 8-K dated
                     October15, 2003 and incorporated herein by reference).

    4.3              Registration Rights Agreement (filed as Exhibit 4.2 to Matritech's Current Report on Form 8-K
                     dated October 15, 2003 and incorporated herein by reference).

    4.4              Form of Stock Purchase Warrant to Purchase Shares of Common Stock (filed as Exhibit 4.3 to
                     Matritech's Current Report on Form 8-K dated October 15, 2003 and incorporated herein by reference).

    4.5              Common Stock and Warrant Purchase Agreement (filed as
                     Exhibit 4.4 to Matritech's Quarterly Report on Form 10-Q dated November 14, 2003 and incorporated herein by reference).

    4.6              Registration Rights Agreement (filed as Exhibit 4.5 to Matritech's Quarterly Report on Form
                     10-Q dated November14, 2003 and incorporated herein by reference).


    4.7              Form of Stock Purchase Warrant to Purchase Shares of Common Stock (filed as Exhibit 4.6 to
                     Matritech's Quarterly Report on Form 10-Q dated November 14, 2003 and incorporated herein by reference).

    5.1              Opinion of Testa, Hurwitz & Thibeault, LLP.*

    23.1             Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1).*

    23.2             Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act of 1933, as amended).

    23.3             Consent of PricewaterhouseCoopers LLP.*

    24.1             Power of Attorney (included on page II-5 of the Registration Statement).*

------------------------------
*  filed herewith.

ITEM 17.  UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts, on November 14, 2003.

                                             MATRITECH, INC.


                                             By:   /s/ Stephen D. Chubb
                                                   ----------------------------
                                                   Stephen D. Chubb
                                                   Director, Chairman and
                                                   Chief Executive Officer


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                   TITLE                                    DATE
-----------------------------------     --------------------------------------------       -----------------
/s/ Stephen D. Chubb                    Director, Chairman and Chief Executive             November 14, 2003
--------------------                    Officer (Principal Executive Officer)
STEPHEN D. CHUBB

*                                       Director, President and Chief Operating            November 14, 2003
DAVID L. CORBET                         Officer

*                                       Director and Chief Financial Officer,              November 14, 2003
RICHARD A. SANDBERG                     (Principal Financial and Accounting Officer)

*                                       Director                                           November 14, 2003
WALTER O. FREDERICKS

*                                       Director                                           November 14, 2003
JUDITH KURLAND

*                                       Director                                           November 14, 2003
T. STEPHEN THOMPSON

*                                       Director                                           November 14, 2003
C. WILLIAM ZADEL
* BY POWER OF ATTORNEY

                                  EXHIBIT LIST


EXHIBIT NO.         DESCRIPTION OF EXHIBIT
-----------         -----------------------------------------------------------------------

   4.1              Specimen Common Stock Certificate (filed as Exhibit 4.2 to Matritech's
                    Registration Statement No. 33-46158 on Form S-1 and incorporated herein by reference).

   4.2              Common Stock and Warrant Purchase Agreement (filed as Exhibit 4.1 to
                    Matritech's Current Report on Form 8-K dated October 15, 2003 and incorporated herein by reference).

   4.3              Registration Rights Agreement (filed as Exhibit 4.2 to Matritech's
                    Current Report on Form 8-K dated October 15, 2003 and incorporated herein by reference).

   4.4              Form of Stock Purchase Warrant to Purchase Shares of Common Stock
                    (filed as Exhibit 4.3 to Matritech's Current Report on Form 8-K dated
                    October 15, 2003 and incorporated herein by reference).

   4.5              Common Stock and Warrant Purchase Agreement (filed as Exhibit 4.4 to
                    Matritech's Quarterly Report on Form 10-Q dated November 14, 2003 and incorporated herein by reference).

   4.6              Registration Rights Agreement (filed as Exhibit 4.5 to Matritech's
                    Quarterly Report on Form 10-Q dated November 14, 2003 and incorporated herein by reference).

   4.7              Form of Stock Purchase Warrant to Purchase Shares of Common Stock
                    (filed as Exhibit 4.6 to Matritech's Quarterly Report on Form 10-Q
                    dated November 14, 2003 and incorporated herein by reference).

   5.1              Opinion of Testa, Hurwitz & Thibeault, LLP.*

   23.1             Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1).*

   23.2             Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the
                    Securities Act of 1933, as amended).

   23.3             Consent of PricewaterhouseCoopers LLP.*

   24.1             Power of Attorney (included on page II-5 of the Registration
                    Statement).*

------------------------------
*     Filed herewith.